Exhibit 100.2

NICE Announces CX Excellence Award Winners at Interactions 2019,
Recognizing Customer Service Excellence and Innovation

Winners excelled in leveraging innovation to deliver uncompromising service experiences, empower employee engagement, adopt novel technologies and improve business results

Hoboken, N.J., April 17, 2019 – NICE (Nasdaq: NICE) today honored the winners of its annual CX Excellence Awards, recognizing organizations for demonstrating excellence and innovation to ensure unparalleled customer experiences and drive positive business outcomes. The 15 award winners across five categories were announced at Interactions 2019, the industry’s largest customer experience event.

The CX Excellence Award winners represent an expansive spectrum of industries including financial services, healthcare, insurance, retail, telecommunications, utilities and more. Winners achieved exceptional results in one of five categories:

•	Best Cloud Implementation - Implementation of cloud-based solutions to drive rapid innovation while enjoying a complete, omnichannel customer experience suite in the cloud: The winners are:

o	Sitel Group
o	Total Administrative Services Corporation (TASC)
o	Unisys

•	Best Business Impact - Driving measurable improvements in KPIs across multiple business areas including operational efficiency, revenue growth and customer satisfaction. The winners are:

o	ECSI
o	Sallie Mae
o	Valvoline

•	Best Customer Experience – Achieving a deep understanding of customers’ personalities and journeys to improve customer experience through advanced, real-time analytics. The winners are:

o	Asurion
o	AEP Energy
o	US Bank Global Fund Services

•	Best Employee Engagement Award – Enhancing workforce engagement and empowerment, and demonstrating excellence in transparency, retention and motivation strategies. The winners are:

o	Swedish Rail
o	Teleperformance Brasil
o	Voya Financial

•	Rookie of the Year Award – Demonstrating excellence in quick adoption and turn-up, achieving rapid ROI. The winners are:

o	Alliance Data
o	Beacon Health Options
o	Gant Travel

Barak Eilam, CEO, NICE said, "We're proud to celebrate companies that made innovation a priority and have taken their businesses to new heights of customer service excellence. As this year's Interactions theme, 'Personal. Connections. Elevated.' signifies, NICE is dedicated to helping organizations build brand loyalty that lasts by strengthening their connections with customers and enabling uncompromising service experiences. Adopting a policy of innovations-driven excellence in customer service is critical to success in today's dynamic business environment and we applaud organizations that have made this a reality. I'd like to thank the award applicants and winners for sharing their journey with us at Interactions this year."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.